SEC File No. 82-34725

Agricore United™

07021590

March 2, 2007

RECEIVED MAR 05 2007 SEC MAIL PROCESSING SECTION WASH. D.C. 202

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sirs or Madames: Agricore United

Re: ~~United Grain Growers Limited~~ – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - March 2, 2007 (News Release – Agricore United Confirms Improved First Quarter Results)
   - March 2, 2007 (First Quarter Report to Shareholders)

Yours very truly,

L. Robidoux

Lori Robidoux
Vice President,
Corporate Finance & Investor Relations

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

LR/ck

Enclosures

Jlw 3/7

Lori Robidoux - Vice President, Corporate Finance and Investor Relations
CanWest Global Place, 201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba, Canada R3C 3A7
Bus: (204) 944-5656 • Fax: (204) 944-5415 • Email: lrobidoux@agricoreunited.com • www.agricoreunited.com

Agricore United®

www.agricoreunited.com

For Immediate Release

AGRICORE UNITED CONFIRMS IMPROVED FIRST QUARTER RESULTS

Winnipeg, Manitoba (March 2, 2007) – Agricore United (TSX:AU) announced today earnings before interest, taxes, depreciation and amortization ("EBITDA") of $8.3 million for the quarter ending January 31, 2007. The $11.2 million increase over the same period last year is largely the result of improved operating results in all business segments. The company reported a seasonal net loss of $14.9 million ($0.30 per share) for the quarter, a $5.7 million improvement over the $20.6 million loss ($0.46 per share) for the same period in 2006.

"These improved first quarter results are a true testament to the focus and commitment of the entire Agricore United team," says Brian Hayward, Chief Executive Officer. "The challenges of the past five years only made us more determined to build this company into the strong entity it is today."

Grain shipments for the quarter increased by 120,000 tonnes, and for the trailing twelve months ended January 31, 2007, Agricore United held a market share of 33.1 percent, down marginally from the 33.6 percent market share reported for its fiscal year ended October 31, 2006. Average grain margin per tonne increased to $20.81 for the quarter compared to $20.12 in 2006. At the same time, grain handling expenses decreased by over $3 million or 8.2 percent, due mainly to improvements in operating efficiencies. The company's grain inventory turn factor for the first quarter of 2007 was 9.0 times, 33 percent higher than the industry average of 6.7 times. With the higher volumes, margins and reduced expenses, EBITDA in the grain segment was a record $22.9 million for the quarter, an improvement of over 49 percent from the same quarter last year.

Crop Production Services ("CPS") sales also increased slightly for the three month period, from $51.1 million last year to $52.6 million at January 31, 2007, due mainly to higher crop nutrition sales. Crop input sales for this quarter typically represent less than 10 percent of the company's overall annual sales, with the third quarter representing about 75 percent of sales. However, deferred sales revenue, which represent prepaid sales not yet delivered to customers, increased to $131.5 million at January 31, 2007, up $36 million from the same time in 2006.

"Last year we saw an industry phenomenon in crop nutrition with high product costs and lower commodity prices which significantly reduced the application of fertilizer," says Hayward. "However, higher yields in 2006 resulted in a definite need to replenish soil nutrients, and with the strong outlook for commodity prices in 2007, we're beginning to see producers respond through higher sales and purchase commitments booked this quarter."

Gross profit in the CPS segment was up 7 percent in the first quarter, and together with reduced operating expenses contributed to a $2.1 million improvement in EBITDA for three months ended January 31, 2007, a 13.5 percent improvement from the same quarter in 2006.

Agricore United's Livestock Services Division also delivered a record first quarter, with feed volumes increasing by 154,000 tonnes during the quarter to 428,000 tonnes. Consequently, gross profit and net revenue in this segment increased by more than 43 percent to $20.8 million. The acquisition of Hi-Pro Feeds ("Hi-Pro") contributed $7.3 million to the gross profit of the livestock segment in the most recent quarter. With additional operating expenses associated with the Hi-Pro acquisition, overall segment EBITDA was $7.5 million for the segment, an improvement of over 40 percent from the same period last year.

Gross profit and net revenue also increased by $74,000 in Agricore United's Financial Markets segment during the quarter. The company's PRISM program introduced in 2006, which offers producers a bundled product offering with a risk management component, contributed $110,000 to the segment in the most recent quarter and is being offered again to producers for the 2007 growing season.

Improved operating performance in all segments, combined with an ongoing commitment to cost control, contributed to an $11.2 million improvement in EBITDA for the quarter. After expensing $2.8 million of costs for the company's legal, financial and shareholder communication costs associated with the company's response to the takeover proposal initiated by Saskatchewan Wheat Pool on November 7, 2006, the net loss of $14.9 million reflects an improvement of almost 28 percent over the prior year.

"Our concentrated efforts in cost control and market development are truly contributing to the bottom line of this company," says Hayward. "Controlled administrative costs, improved debt servicing costs, and improved service and product offerings to farmer customers are just a few of the measures that we are proud to have implemented and are eager to build on."

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

– 30 –

FOR FURTHER INFORMATION PLEASE CONTACT:

Lori Robidoux
Vice President
Corporate Finance and Investor Relations
(204) 944-5656
lrobidoux@agricoreunited.com

2007 Q1 Highlights

- **Higher EBITDA** – Earnings before interest, taxes, depreciation and amortization ("EBITDA") of $8.3 million for the quarter ended January 31, 2007 increased by $11.2 million over the same period last year due to improved segment operating results and tightly controlled Operating, General & Administrative ("OG&A") expenses.

- **Lower Seasonal Net Loss and Cash Flow Used in Operations** – The net loss of $14.9 million ($0.30 basic and diluted loss per share) for the quarter ended January 31, 2007 improved by $5.7 million over the $20.6 million loss ($0.46 basic and diluted loss per share) for the same period last year, due largely to improvements in EBITDA. Similarly, cash flow used in operations of $9.3 million ($0.19 cash flow used in operations per share) for the quarter ended January 31, 2007 improved by $6.1 million (or 39%) over the cash flow used in operations of $15.3 million ($0.34 cash flow used in operations per share) for the same period in 2006.

- **OG&A Expenses Remain Tightly Controlled** – The Company's ongoing focus on cost control limited the increase in OG&A expenses for the three months ended January 31, 2007. Consolidated OG&A expenses increased only $140,000 (or 0.2%), despite an increase in expenses of $4.0 million attributable to Hi-Pro Feeds ("Hi-Pro") in the current quarter.

- **Higher Grain Shipments & Margins** – The Company's grain shipments for the three months ended January 31, 2007 increased by 120,000 tonnes (or 4.4%) compared to the same period last year. The Company's average grain margin per tonne increased to $20.81 for the most recent quarter compared to $20.12 in the first quarter of last year.

- **Higher Crop Input Sales and Margins** – Crop Production Services ("CPS") sales for the three months ended January 31, 2007 were $52.6 million compared to $51.1 million reported in the same period of the prior year. The increase in crop nutrition sales of $1.5 million in the quarter accounted for most of the increase in sales. Aggregate margins for CPS for the first three months of 2007 also improved, increasing to 16.9% compared to 16.2% for the same period last year.

- **Higher Feed Tonne Volumes and Gross Profit** – Feed sales increased by 154,000 tonnes (or 56.2%) for the three months ended January 31, 2007 due mainly to the Company's acquisition of Hi-Pro. The higher volumes accounted for most of the $6.3 million improvement in gross profit, together with improvements in freight and other revenues which offset lower hog margins.

- **Takeover Costs Associated with Unsolicited Bid** – Takeover bid response costs of $2.8 million were recognized in the current quarter associated with the unsolicited takeover bid initiated by Saskatchewan Wheat Pool Inc. ("SaskPool") on November 7, 2006.

- **Trailing Twelve Month Cash Flow Exceeds Capital Spending, Investments and Principal and Dividend Repayments** – Cash flow provided by operations of $90.3 million for the twelve months ended January 31, 2007 exceeded the $23.1 million invested in net capital expenditures, investments and other assets (excluding acquisition expenditures of $55.3 million) by $67.2 million. Scheduled principal repayments on long-term debt and shareholder dividends totaled $43.8 million over the same trailing twelve month period.

- **Strong Outlook in All Segments** – The outlook for 2007 remains positive as the Company's grain shipments for 2007 are expected to increase based on the level and distribution of 2006 production, the high level of carry-out stocks and strong commodity prices. Stronger fertilizer markets, lower fertilizer manufacturing costs and the ongoing contribution from Hi-Pro are also expected to drive continuing improvements in Crop Production and Livestock Services.

Agricore United

TABLE OF CONTENTS

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") as at March 1, 2007 is based on the accompanying financial information that has been prepared using Canadian generally accepted accounting principles ("GAAP"). All amounts are reported in Canadian dollars unless specifically stated to the contrary. Unless otherwise indicated, a reference to a year relates to the Company's fiscal year ended October 31.

The accompanying MD&A should be read in conjunction with the Company's MD&A included on pages 6 to 29 of its 2006 Annual Report. Additional information relating to the Company, including the Company's 2006 Annual Information Form ("AIF"), is available on SEDAR at www.sedar.com.

Forward-Looking Information

Certain statements in this report may contain forward-looking information. Such statements include, but are not limited to, statements that address the results, events or activities that the Company expects or anticipates will or may occur in the future, including statements in respect of the growth of the business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results, critical accounting estimates, and expectations regarding future capital resources and liquidity. Such statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and can generally be identified by the use of statements that include words such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will", "may", "could", "should", "would", "suspect", "outlook", "estimate", "forecast", "objective", "continue" (or the negative thereof) or similar words or phrases.

All of the statements in the MD&A which contain forward-looking information are qualified by these cautionary statements and the other cautionary statements and factors contained herein. Although the Company believes that the expectations reflected in such statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making such statements and actual results, events or activities may differ materially from those expressed or implied in such statements. In addition to other assumptions specifically identified, assumptions have been made that include, but are not limited to, the economic, regulatory, political and competitive environment in Canada and abroad, weather conditions, the level and nature of ongoing railway incentives and the capacity of the railways to provide for timely delivery to port, the continued support of the Company's insurance providers, western Canadian crop production and quality, agricultural commodity prices and markets, natural gas prices, demand and pricing for Crop Production Services ("CPS") products, the availability of feed ingredients for livestock and poultry producers, the cyclicality of hog prices and the general financial condition of the Company's producer and end-use customers. Additional assumptions applied in making these statements may also be made in respect of the specific variables associated with our Key Performance Drivers, as outlined in our 2006 Annual Report, in the section entitled "Business Segment Performance".

Important factors that could cause actual results, events or activities to differ materially from these expectations include, among other things: the risks and uncertainties associated with weather conditions, agricultural commodity prices, financial leverage, additional funding requirements, international trade and political uncertainty, competition, domestic regulation, environmental risks, food safety, diseases and other livestock industry risks, acceptance of genetically modified products, labour disruptions, dependence on key personnel, technological advances, credit risk, foreign exchange risk, competition matters relating to the merger of United Grain Growers Limited ("UGG") and Agricore Cooperative Ltd. ("Agricore"), the provisions of the United Grain Growers Act and the outcome of the unsolicited takeover offers initiated by Saskatchewan Wheat Pool Inc.("SaskPool") on November 7, 2006, and the outcome of the proposed merger between the Company and James Richardson International Limited ("JRI"), including achieving estimated synergies. Additional information about these factors and about material factors or assumptions underlying such statements may be found in the body of this document as well as in the Company's 2006 AIF, the MD&A included on pages 6 to 29 of its 2006 Annual Report and in the Directors' Circular dated December 12, 2006 and the Notice of Change to Directors' Circular dated February 8, 2007 issued in response to the SaskPool offers. These are not necessarily all of the important factors that could cause actual results, events or activities to differ materially from those expressed in any of the Company's statements which contain forward-looking information. Other known and unpredictable factors could also impact its results. Consequently, there can be no assurance that the actual results, events or activities anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.

All statements made in this report which contain forward-looking information are made as of the date of this document. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise such statements, whether as a result of new information, future events or otherwise.

1. Overview of the Company

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United leverages its technology, facilities, services and logistics expertise to connect agricultural customers to domestic and international end-use customers and suppliers.

Created on November 1, 2001 by the merger of Agricore Cooperative Ltd. and United Grain Growers Limited, the Company's oldest predecessor company was originally incorporated on July 20, 1906. The Company's operations are diversified into grain handling, sales of crop inputs and services, livestock production services and financial markets. Additional information about the segments of the Company, including information on Key Performance Drivers in each segment can be found in the Company's MD&A on pages 6 to 29 of the 2006 Annual Report.

Agricore United's Limited Voting Common Shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

2. Business Segment Performance

2.1 Grain Handling

The Canadian Grain Commission ("CGC") reported industry shipments of the six major grains (wheat, barley, oats, canola, flax and peas) for the three months ended January 31, 2007 of 8.7 million tonnes, an increase of 854,000 tonnes (or 10.8%) over the same period last year.

The Company's total grain shipments of 2.8 million tonnes for the first quarter were 120,000 tonnes (4.4%) higher than the same period of the prior year. The ratio of the Company to industry grain shipments for the trailing twelve month period ended January 31, 2007 was 33.1%, a modest decline from the 33.6% market share reported for the fiscal year ended October 31, 2006. The Company's ratio of Canadian Wheat Board ("CWB") shipments to total shipments declined to 49% in the first quarter of 2007 compared to 52% for the same three months last year as the Company increased its shipments of non-CWB grains.

Industry port terminal handling receipts for the quarter increased only marginally by 25,000 tonnes (or 0.6%) to 4.3 million tonnes. The Company's port terminal receipts for the quarter decreased by 259,000, the result of the Company's reduced CWB grain handle, coupled with a decline in third-party CWB grain handle. Consequently, the Company's ratio of port terminal grain handle to shipments for the latest quarter also decreased to 53.3% from 65.2% in the first quarter of 2006.

Commodity margins per tonne for the quarter ended January 31, 2007 increased by $0.69 per tonne (or 3.4%) for the three months ended January 31, 2007. Margins in the first quarter of 2007 included $0.18 per tonne for accrued earnings attributable to higher earnings of Prince Rupert Grain Terminal. The balance of the increase in margins was largely attributable to improved margins on the Company's beans and specialty crops commodities in 2007.

Grain Handling *For the periods ending January 31* *(in thousands - except percentages, margins & turns)* *(Unaudited)*	*Three Months* **2007**	 2006	Better (Worse)
Gross profit and net revenue from services	$ **58,736**	$ 54,382	8.0%
Operating, general and administrative expenses	**(35,812)**	(39,013)	8.2%
EBITDA	**22,924**	15,369	49.2%
Depreciation and amortization	**(6,806)**	(6,733)	(1.1%)
EBIT	$ **16,118**	$ 8,636	86.6%
Operating Highlights			
Industry shipments - six major grains *(tonnes)*	**8,726**	7,872	10.8%
Grain shipments - country elevators *(tonnes)*	**2,823**	2,703	4.4%
Industry terminal handle - six major grains *(tonnes)*	**4,330**	4,305	0.6%
Terminal handle *(tonnes)* *	**1,504**	1,763	(14.7%)
% Terminal handle to grain shipments	**53.3%**	65.2%	(11.9 pt)
Market share *(%)*	**32.4%**	34.3%	(1.9 pt)
Margin *($ per grain tonne shipped)*	$ **20.81**	$ 20.12	3.4%
Licenced storage capacity *(tonnes)* **			
- Industry	**5,187**	5,235	(0.9%)
- Company	**1,258**	1,270	(0.9%)
Inventory turns (shipments divided by capacity)			
- Industry	**6.73 x**	6.01 x	0.72 pt
- Company	**8.98 x**	8.51 x	0.47 pt

* *Company terminal handle (or receipts) excludes grain handled through the Prince Rupert Grain Terminal, in which it has an interest.*

** *Based on licenced storage reported at January 9, 2006 and January 30, 2007 by the Canadian Grain Commission.*

The Company's inventory turn factor, a measure of efficient use of storage capacity, increased to 8.98 times for the three months ended January 31, 2007, compared to 8.51 times for the same period last year and represents a turn factor that is about 33% higher than the industry as a whole. Inventory turn factors of non-CWB grains continue to exceed those of CWB grains.

Grain Handling OG&A expenses decreased $3.2 million or 8.2% for the latest three months compared to a 4.4% increase in grain shipments and an 8.0% increase in gross profit for the same period last year, due mainly to improvements in operating efficiencies. Current quarter reductions included $1.2 million in lower utilities expenses (primarily associated with lower natural gas costs and less grain drying activity), $1.5 million in lower risk and insurance costs (as a portion are being allocated to the corporate segment in the current period), and $546,000 in lower selling expenses.

2.2 Crop Production Services

Due to the seasonal nature of the growing season in western Canada, crop input sales in the quarter typically represent less than 10% of annual sales of crop inputs, compared with an average of 70% to 75% of annual sales recorded in the Company's third quarter. Nonetheless, sales for the first quarter of 2007 improved by $1.5 million (3.0%) over the same period of the prior year, mainly the result of improved crop nutrition sales. The increase in crop nutrition sales follows a reduction in the application of fertilizer in the 2006 spring season and the strong production yields in 2006 which established a need to replenish soil nutrients. In addition, the Company's deferred sales revenue (prepaid sales not yet delivered) increased to $131.5 million at January 31, 2007, compared to $95.5 million at the same time last year.

Crop Production Services *For the periods ending January 31* *(in thousands - except percentages)* *(Unaudited)*	*Three Months* **2007**	 2006	*Better* *(Worse)*
Gross profit and net revenue from services	**$ 8,895**	$ 8,300	*7.2%*
Operating, general and administrative expenses	**(22,516)**	(24,040)	*6.3%*
EBITDA	**(13,621)**	(15,740)	*13.5%*
Depreciation and amortization	**(4,382)**	(4,805)	*8.8%*
EBIT	**$ (18,003)**	$ (20,545)	*12.4%*
Operating Highlights			
Seed, Crop Nutrition, Crop Protection, Other Sales	**$ 52,596**	$ 51,083	*3.0%*
Seed	**$ 280**	$ 700	*(60.0%)*
Crop Nutrition	**$ 51,131**	$ 49,643	*3.0%*
Crop Protection	**$ 1,105**	$ 648	*70.5%*
Margin *(% of Sales)*	**16.9%**	16.2%	*0.7 pt*

The Company does not record sales until products are delivered or services are rendered to customers. In accordance with Canadian GAAP, the Company also defers the recognition of gross profit from inter-company sales until product is sold to a third party. Deferred inter-company profits from Western Cooperative Fertilizers Ltd. ("Westco") at January 31, 2007 were $10.9 million (2006 - $12.4 million). Deferred inter-company profit is typically lower at the end of July as seasonal sales are largely complete by that date.

Increased sales activity contributed to an increase in gross profit and revenue from services of $595,000 for the first quarter of 2007. Other factors contributing to the increase included:

- An improvement in fertilizer margins per tonne realized from the Company's proportionate share in Westco, offset by lower retail margins associated with rapidly escalating inventory pricing. EBITDA from the Company's investment in Westco for the first quarter was $2.6 million (2006 - $1.7 million), which represents the Company's proportionate entitlement to about 60% of the total EBITDA of Westco for the quarter;
- An increase in rebates and co-promotional funding from suppliers in the first quarter of 2007; and
- Lower discounts, inventory write-downs and sales program costs.

Crop Production Services OG&A expenses decreased by $1.5 million for the three months ended January 31, 2007 as a result of $467,000 in reduced payroll costs attributable in part to lower equivalent full time ("EFT") staff[1] in the current quarter, $342,000 in reduced external service costs, $276,000 in lower vehicle costs, $124,000 in lower risk and insurance costs, and $105,000 of reduced utilities costs.

2.3 Livestock Services

The profitability of feed manufacturing is more closely correlated to the volume of feed tonnes sold than to gross sales revenue since feed prices tend to fluctuate in response to the cost of ingredients. Feed sales of $108 million ($251 per tonne) for the three months ended January 31, 2007 increased by $49 million (83%) from sales of $59 million ($217 per tonne) for the same period last year. The increase in feed sales is due to an additional 169,000 tonnes of feed sales associated with the Company's acquisition of Hi-Pro Feeds ("Hi-Pro"), which closed on August 14, 2006, offset in part by a decline in feed volumes attributed to the divestiture of the Company's feed mill in Armstrong, B.C. in March 2006. Hi-Pro is expected to add

1 *Where applicable, "EFT" staff will include staff related to the Company's wholly-owned subsidiaries and joint venture in Cascadia Terminal.*

approximately 600,000 tonnes of feed manufacturing capacity to the existing Livestock Services segment on an annualized basis.

The profitability from hog sales and the Company's equity investment in The Puratone Corporation follows the underlying movement in hog prices which are trending lower compared to the prior year.

Livestock Services *For the periods ending January 31* *(in thousands - except percentages and margins)* *(Unaudited)*	*Three Months* **2007**	 2006	Better (Worse)
Gross profit and net revenue from services	**$ 20,826**	$ 14,492	43.7%
Operating, general and administrative expenses	**(13,314)**	(9,156)	(45.4%)
EBITDA	**7,512**	5,336	40.8%
Depreciation and amortization	**(1,670)**	(988)	(69.0%)
EBIT	**$ 5,842**	$ 4,348	34.4%
Operating Highlights			
Feed sales *(tonnes)*	**428**	274	56.2%
Non-feed sales and revenue from services	**$ 19,491**	$ 17,146	13.7%
Feed margin *($ per feed tonne sold)*	**$ 42.94**	$ 44.28	(3.0%)
Non-feed gross profit & net revenue from services	**$ 2,446**	$ 2,359	3.7%

Gross profit on feed for the three months ended January 31, 2007 increased by 51.5% over the same period of the prior year as a result of increased tonnes sold. Feed margins per tonne declined by $1.34 per tonne or 3.0% compared to the same period of the prior year, primarily due to lower margins associated with more aggressive competition in the Chilliwack, B.C. market. For the current quarter, Hi-Pro contributed $7.3 million to the gross profit of the livestock segment, or $43.27 per tonne based on 169,000 incremental tonnes of feed sales. Non-feed gross profit for the three months ended January 31, 2007 improved by $87,000. Higher freight and other revenue more than offset about $909,000 in reduced hog margins.

Livestock Services OG&A expenses increased by $4.2 million (or 45.4%) to $13.3 million for the three months ended January 31, 2007, due mainly to additional payroll expenses of $2.3 million and other OG&A expenses of $1.7 million attributable to the Hi-Pro acquisition.

2.4 Financial Markets

Financial Markets *For the periods ending January 31* *(in thousands - except percentages)* *(Unaudited)*	*Three Months* **2007**	 2006	Better (Worse)
Gross profit and net revenue from services	**$ 2,500**	$ 2,426	3.1%
Operating, general and administrative expenses	**(1,134)**	(1,525)	25.6%
EBITDA	**1,366**	901	51.6%
Depreciation and amortization	**(166)**	(92)	(80.4%)
EBIT	**$ 1,200**	$ 809	48.3%

Financial Markets gross profit and net revenue increased by $74,000 in the three months ended January 31, 2007. Included in the improvement in gross profit in the current quarter is $110,000 attributable to the Company's *PRISM™* program introduced in the spring of 2006. The *PRISM™* program offers producers a

bundled product offering, together with a risk management component that mitigates the financial impact of the customer's potential yield losses.

The decrease of $391,000 in OG&A expenses for the three months ended January 31, 2007 is due mainly to lower consulting costs in the current quarter, compared to the same quarter last year.

2.5 Corporate Expenses

Corporate Expenses *For the periods ending January 31* *(in thousands - except percentages)* *(Unaudited)*	*Three Months* **2007**	 2006	*Better (Worse)*
Operating, general and administrative expenses	$ **(9,832)**	$ (8,734)	*(12.6%)*
Depreciation and amortization	**(993)**	(1,524)	*34.8%*
EBIT	$ **(10,825)**	$ (10,258)	*(5.5%)*

The $1.1 million increase in Corporate OG&A expenses for the first quarter of 2007 includes $867,000 in additional risk and insurance costs (due to a change in costs allocated from the grain segment compared to the prior year), $750,000 in additional payroll and benefit costs related to the Company's Restricted Stock Unit and annual incentive payment plans described in the Company's 2005 Management Proxy Circular, $153,000 in additional governance costs, offset by a reduction of $802,000 in legal costs.

3. Consolidated Financial Results

Selected Consolidated Financial Information *For the periods ending January 31* *(in thousands - except percentages,per share amounts and EFT numbers) - (Unaudited)*	*Three Months* **2007**	 2006	*Better (Worse)*
Gross profit and net revenue from services	$ **90,957**	$ 79,600	*14.3%*
Operating, general and administrative expenses	**(82,608)**	(82,468)	*(0.2%)*
EBITDA	**8,349**	(2,868)	*391.1%*
Depreciation and amortization	**(14,017)**	(14,142)	*0.9%*
EBIT	**(5,668)**	(17,010)	*66.7%*
Takeover bid response costs (Note 11)	**(2,825)**	-	*- %*
Gain (loss) on disposal of assets	**504**	(442)	*214.0%*
Interest and securitization expenses	**(14,563)**	(13,287)	*(9.6%)*
	(22,552)	(30,739)	*26.6%*
Recovery of (provision for) income taxes			
Current portion	**(1,164)**	(475)	*(145.1%)*
Future portion	**8,800**	10,616	*(17.1%)*
Loss for the period	$ **(14,916)**	$ (20,598)	*27.6%*
Earnings per share			
- basic	$ **(0.30)**	$ (0.46)	*34.8%*
- diluted	$ **(0.30)**	$ (0.46)	*34.8%*
Equivalent Full Time Staff ("EFT")	**2,733**	2,719	*(0.5%)*

3.1 Gross Profit and Net Revenue from Services, EBITDA and EBIT

The Company's gross profit and net revenue from services for the three months ended January 31, 2007 increased by $11.4 million over the same period last year, with a $4.4 million increase in grain handling gross profit from higher grain shipments and margins, complemented by gross profit improvements in livestock services and crop production services of $6.3 million and $595,000 respectively. These factors are discussed in greater detail under "2. Business Segment Performance" above.

OG&A expenses for the three months ended January 31, 2007 increased by $140,000 (or 0.2%) compared to the same period last year. Total payroll expenses increased by $2.4 million, due largely to increases in the weighted average EFT staff and payroll attributable to the additional Hi-Pro employees this quarter. Nonetheless, for the three months ended January 31, 2007, EFT staff of 2,733 increased only 0.5% compared to the three months ended January 31, 2006 and increased 0.3% compared to the 2,725 reported for the twelve months ending October 31, 2006. Other OG&A costs declined $2.2 million for the three months ended January 31, 2007, with lower legal, risk and insurance, selling, vehicle and utilities costs (associated with lower natural gas costs and reduced grain drying activity), which more than offset other additional OG&A costs attributable to Hi-Pro.

Takeover bid response costs of $2.8 million in the current quarter relate to financial, legal and shareholder communication costs associated with the Company's response to the takeover proposal initiated by Saskatchewan Wheat Pool Inc. ("SaskPool") on November 7, 2006. These costs have been excluded from EBITDA as they represent costs which are not considered to be in the ordinary course of business. (See "Use of Non-GAAP Terms", below).

Depreciation and amortization expenses decreased $125,000 for the three months ended January 31, 2007 compared to the same three months last year, despite additional depreciation and amortization attributable to Hi-Pro of $759,000 for the quarter. Additionally, in the first quarter of 2006, the Company recorded $530,000 for the amortization of deferred financing costs. However, with the implementation of the new accounting policy in respect of financial instruments (see "4.2.1. "Accounting Policy Changes – Financial Instruments below), transaction costs associated with the acquisition, issue or disposal of a financial asset or financial liability are reported as an adjustment to the carrying amount of the underlying instrument. As such, these costs are now amortized over the instrument's remaining expected useful life using the effective interest rate method and are included as interest and securitization expenses on the income statement (see 3.3 "Interest and Securitization Expenses", page 10).

The amortization and depreciation of assets continues to exceed the level of sustaining capital expenditures (estimated at $35 million to $40 million annually).

3.2 Gain (Loss) on Disposal of Assets

The gain of $504,000 on the disposal of assets for the three months ended January 31, 2007 is comprised of gains on assets in the normal course of business. Proceeds from the disposition of such capital assets were $1.4 million (2005 - $134,000).

3.3 *Interest and Securitization Expenses*

Interest and Securitization Expenses *For the periods ending January 31* *(in thousands - except percentages)* *(Unaudited)*	*Three Months* **2007**	 2006	*Better* *(Worse)*
Interest on:			
Convertible debentures	**$ (1,588)**	$ (2,363)	*32.8%*
Long-term debt	**(7,211)**	(7,328)	*1.6%*
Short-term debt	**(4,831)**	(3,929)	*(23.0%)*
Securitization expenses	**(681)**	(447)	*(52.3%)*
CWB carrying charge recovery	**602**	780	*(22.8%)*
Non-cash interest expense (Note 9)	**(854)**	-	
	$ (14,563)	$ (13,287)	*(9.6%)*

Long-term interest costs decreased during the three months ended January 31, 2007 compared to the same period the prior year as a result of net scheduled long-term debt repayments of $37.2 million over the past twelve months and lower interest costs associated with the Company's long-term debt refinancing in September 2006.

Short-term interest costs increased $902,000 for the first quarter ended January 31, 2007. A 108 basis point (or 1.08%) increase in the average underlying prime rate during the three month period compared to the same period last year, offset in part by a $6.8 million reduction in average short-term bank debt accounted for the increase in short-term interest costs. The marginal decrease in average short-term debt is attributable to higher operating cash flow, lower principal repayments serviced from short-term debt, and an increase in the proportion of long-term debt, offset by an increase in average working capital financed by short-term debt (See "5.1.2 Non-cash Working Capital", page 13). Capitalized interest related to capital expenditures decreased by $161,000 to $21,000 for the three months, which reflects the reduction in the number of large capital projects undertaken this quarter.

Securitization costs relate to the Company's agreement with an independent trust, whereby the Company can sell an undivided co-ownership interest in its rights to producer advances made on behalf of the CWB. Higher commodity values and the increase in the average underlying prime rate, offset in part by lower securitization activity associated with reduced CWB receipts in the current quarter, accounted for the increase in securitization expenses for the three months ended January 31, 2007. The decrease in year-to-date recoveries of CWB carrying charges in the first quarter was due primarily to the timing and level of CWB activity in the quarter.

Included in interest costs in the first quarter of 2007 is $854,000 of non-cash interest expense associated with the implementation of the new accounting policy adopted in the first quarter with respect to Financial Instruments (see 4.2.1 "Financial Instruments", page 12). These costs represent the effect of adopting the effective interest method for financial instruments as described in note 9 of the quarterly financial statements and include the amortization of transaction costs which had previously been deferred and amortized as part of depreciation and amortization expenses (see 3.1 "Gross Profit and Net Revenue From Services, EBITDA and EBIT", page 9).

3.4 *Income Taxes*

The Company's effective tax rate for the three months ended January 31, 2007 was 33.9% (2006 – 33%). Current income tax expense of $1.2 million increased by $689,000 for the three month period due to higher taxes in subsidiary operations, offset in part by the elimination of the Large Corporation Capital Tax ("LCCT") which was accrued in the first quarter of 2006.

As at January 31, 2007, the Company had loss carry-forwards of $340 million (2006 - $345 million) available to reduce income taxes otherwise payable in future years, with $53 million (2006 - $110 million) expiring between October 2008 and 2010. Losses subject to expiry represent the net losses of the Company, excluding discretionary deductions such as capital cost allowance. The reduction of $57 million from the same quarter in 2006 reflects the estimated taxable income (exclusive of discretionary deductions) for the trailing twelve month period that will be applied to reduce these losses.

A future tax asset of $109.7 million has been recorded in respect of the Company's unutilized losses, which includes $20.2 million classified as a short-term future tax asset. Management regularly assesses the Company's ability to realize net future income tax assets based on all relevant information available and has concluded that it is more likely than not that these loss carry-forwards can be fully utilized prior to expiry. In making its assessment, management of the Company considered, among other things, historical and projected future earnings (see "Forward-Looking Information" above). Accordingly, the Company has not recorded a valuation allowance related to these assets. If the Company's projected future earnings do not materialize to the extent required to permit the full realization of these loss carry-forwards, the Company would record an appropriate valuation allowance in the period when such a determination is made. This would result in a decrease to reported earnings and an increase to the Company's effective tax rate in that period.

3.5 Loss for the Period

The loss of $14.9 million ($0.30 basic and diluted loss per share) for the quarter ended January 31, 2007 was $5.7 million better than the loss of $20.6 million ($0.46 basic and diluted loss per share) for the same quarter in 2006. Per share calculations for the respective periods reduced income by the *pro rata* cost of the $1.1 million annual preferred share dividend.

3.6 Selected Quarterly Financial Information

Selected Quarterly Financial Information *For the quarters ended* *($millions - except per share amounts)* *(Unaudited)*	**2007 Q1**	2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 Q3	2005 Q2
Sales and revenue from services	**$ 709.7**	$ 706.8	$ 1,177.5	$ 569.8	$ 544.4	$ 565.9	$ 1,021.3	$ 640.0
Net income (loss) from continuing operations [1]	**$ (14.9)**	$ (6.8)	$ 56.0	$ (8.0)	$ (20.6)	$ (13.0)	$ 48.3	$ (4.4)
Earnings (loss) from continuing operations per share [1]								
- basic	**$ (0.30)**	$ (0.16)	$ 1.23	$ (0.18)	$ (0.46)	$ (0.29)	$ 1.06	$ (0.10)
- diluted	**$ (0.30)**	$ (0.16)	$ 0.95	$ (0.18)	$ (0.46)	$ (0.29)	$ 0.82	$ (0.10)
Net income (loss)	**$ (14.9)**	$ (6.8)	$ 56.0	$ (8.0)	$ (20.6)	$ (13.0)	$ 48.3	$ (4.4)
Earnings (loss) per share								
- basic	**$ (0.30)**	$ (0.16)	$ 1.23	$ (0.18)	$ (0.46)	$ (0.29)	$ 1.06	$ (0.10)
- diluted	**$ (0.30)**	$ (0.16)	$ 0.95	$ (0.18)	$ (0.46)	$ (0.29)	$ 0.82	$ (0.10)

[1] Before discontinued operations and extraordinary items

4. Other Matters

4.1 Related Party Transactions

The Company transacts with related parties in the normal course of business at commercial rates and terms. The Company receives a shipper's return for grain movement through its investment in the port terminal at Prince Rupert. The Company purchases crop protection products through a member-owned purchasing cooperative, Inter-provincial Cooperative Limited, which entitles the Company to receive patronage earnings. The Company also sells commodities to its principal shareholder, Archer Daniels Midland Company, and its subsidiaries and associated companies.

Total sales to non-consolidated related parties were $37.6 million for the three months ended January 31, 2007 (2006 - $31.3 million) and total purchases from related parties over the same period were $13.6 million

(2006 - $9.1 million). At January 31, 2007, accounts receivable from and accounts payable to related parties totaled $1.9 million (2006 - $2.3 million) and $3.4 million (2006 – $4.4 million), respectively.

4.2 Accounting Policy Changes

4.2.1 Financial Instruments

As described in Note 9 of the quarterly financial statements, during 2005, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued new Handbook Sections: Section 3855, "Financial Instruments – Recognition and Measurement", Section 3861, "Financial Instruments – Disclosure and Presentation", Section 3865, "Hedges" and Section 1530, "Comprehensive Income". These accounting standards are to be applied to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

The new standards provide guidance on the recognition, measurement and classification of financial assets and financial liabilities. All financial instruments, including derivatives, are to be included on a company's balance sheet and measured either at their fair values or, in circumstances when fair value may not be considered most relevant, at amortized cost or cost. The standards establish a new measure of income called comprehensive income. Comprehensive income represents the entire change in the net assets of an entity for a period and has two components – net income and other comprehensive income. The new section provides guidance for reporting items in other comprehensive income, which will be included on the Consolidated Balance Sheets as a separate component of shareholders' equity.

The new standards also establish the accounting requirements for hedges. The accounting for a specific hedging relationship depends on its nature. Fair value hedging applies when the change in the fair value of an existing asset or liability attributable to a particular risk is being hedged. The change in the fair value of both the hedging item and hedged item attributable to the hedged risk is recognized in net income and adjusts the carrying amount of the instruments. Cash flow hedging applies when the variability in cash flows attributable to a particular risk is hedged. The effective portion of the changes in fair value of the derivative is recorded in other comprehensive income until the hedged item affects net income. Any ineffectiveness of designated hedges is recognized immediately in income.

The Company has adopted the new standards on November 1, 2006, with the changes applied retroactively without restatement of comparative financial statements, with the exception of the reclassification of the currency translation account of $421,000 to accumulated other comprehensive income. As at November 1, 2006, the Company has recorded adjustments, net of tax, to retained earnings and accumulated other comprehensive income of $912,000 and $1.1 million respectively.

5. Liquidity and Capital Resources

5.1 Sources and Uses

5.1.1 Cash Flow Used in Operations

Per share calculations for the respective periods as shown below increased cash flow used in operations by the *pro rata* cost of the $1.1 million annual preferred share dividend. Current income taxes are significantly less than the prevailing tax rate on pre-tax cash flows due to the tax shield provided by capital cost allowance and the Company's loss carry-forwards. Accordingly, current income taxes mainly reflect the taxable position of certain subsidiaries. As noted above in 3.4 "Income Taxes", higher taxes in subsidiaries, offset by the absence of Large Corporation Capital Tax that was accrued in 2006, resulted in a $689,000 increase in current income tax expense to January 31, 2007.

Cash Flow Used in Operations *For the periods ending January 31* *(in thousands - except percentages & per share amounts)* *(Unaudited)*	Three Months 2007	Three Months 2006	Better (Worse)
EBITDA	**$ 8,349**	$ (2,868)	$ 11,217
Add (Deduct):			
Non-cash compensation recovery	**(213)**	(229)	16
Other non-cash expenses	**124**	164	(40)
Distributions from equity investments, net	**95**	1,377	(1,282)
Adjusted EBITDA	**8,355**	(1,556)	9,911
Takeover bid response costs (Note 11)	**(2,825)**	-	(2,825)
Cash Interest Expense	**(13,709)**	(13,287)	(422)
Pre-tax cash flow used in operations	**(8,179)**	(14,843)	6,664
Current income taxes	**(1,164)**	(475)	(689)
Currency Translation Account	**(8)**	-	(8)
Cash Flow Used in Operations	**$ (9,351)**	$ (15,318)	$ 5,967
Cash Flow Used in Operations per share	**$ (0.19)**	$ (0.34)	44.1%

5.1.2 Non-cash Working Capital

Non-Cash Working Capital *As at January 31 (in thousands)* *(Unaudited)*	2007	2006	Sources (Uses)
Non-Cash working capital			
Inventory			
Non-CWB grain inventory	**$ 245,502**	$ 148,085	$ (97,417)
Seed inputs held for resale	**51,176**	57,292	6,116
Crop nutrition products	**146,265**	185,662	39,397
Crop protection products	**100,815**	107,991	7,176
Other merchandise held for resale	**24,268**	16,383	(7,885)
	568,026	515,413	(52,613)
Accounts receivable	**191,322**	155,627	(35,695)
Prepaid expenses	**17,333**	20,969	3,636
Accounts payable and accrued expenses	**(344,100)**	(298,311)	45,789
	$ 432,581	$ 393,698	$ (38,883)

Overall inventory levels at January 31, 2007 were $52.6 million higher than the same period last year. The increase in non-CWB grain inventory was due to higher physical stocks associated with higher non-CWB grain handling activity and higher average commodity values. The $39.4 million reduction in crop nutrition inventories reflects the Company's proportionate share in inventories held by Westco and reflects lower stocks coupled with lower underlying manufacturing costs associated with lower natural gas prices in the first quarter of 2007 compared to the same period of the prior year. Lower crop protection and seed inventories reflect both the timing of product purchases and changes in the mix and value of inventories held at January 31, 2007.

Accounts receivable at January 31, 2007 increased $35.7 million which reflects increased receivables in the grain segment associated with the higher grain shipments in the current quarter, an increase in receivables in the livestock segment (most of which is attributable to Hi-Pro), and is offset in part by lower crop input receivables, including the Company's proportionate share of reduced Westco receivables. Deposits from

customers for spring sales were $131.5 million at January 31, 2007, an increase of $36.0 million compared to the same time last year, representing the main reason for the increased accounts payable in the current period.

5.1.3 Capital Expenditures, Acquisitions and Divestitures

Capital expenditures of $3.6 million for the three months ended January 31, 2007 decreased by $1.7 million over the same period last year. Individually large capital expenditures include $537,000 for upgrades to the Cascadia terminal, $754,000 for grain and fertilizer facility and equipment upgrades, and $185,000 for feed mill equipment. The Company expects to use cash flow provided by operations to fund between $35 million and $40 million in sustaining capital expenditures (exclusive of acquisitions) in fiscal 2007.

As reported in Note 8 of the quarterly financial statements, the Company acquired the operating assets of Green Acres Fertilizer Service (Major) Inc., Green Acres Chemical Ltd. (collectively Green Acres) and Kerrobert Agro Services Ltd. effective December 18, 2006. The net consideration for these acquisitions was $4.9 million and the purchase was accounted for using the purchase method, with the results of the operation of these businesses included in the consolidated financial statements from the date of acquisition.

Divestitures for the current quarter reflect assets sold in the ordinary course of business and are not expected to have a material impact on future operating results.

5.1.4 Contractual Obligations

The Company's contractual obligations due for each of the next five years and thereafter are summarized below:

Contractual Obligations *(in thousands)* *(Unaudited)*		**Principal Payments Due by Period**			
	Total	**Less than 1 Year**	**1 to 3 Years**	**4 to 5 Years**	**After 5 Years**
Balance Sheet Obligations					
Long-term debt	**$ 349,819**	$ 19,746	$ 43,014	$ 43,643	$ 243,416
Reclamation provision	**14,590**	2,759	8,385	1,568	1,878
Other long-term obligations	**5,325**	325	-	-	5,000
	369,734	22,830	51,399	45,211	250,294
Other Contractual Obligations					
Operating leases	**70,042**	12,698	19,339	11,244	26,761
Purchase obligations [1]	**684,392**	609,751	73,476	1,165	-
	754,434	622,449	92,815	12,409	26,761
Total Contractual Obligations	**$ 1,124,168**	$ 645,279	$ 144,214	$ 57,620	$ 277,055

[1] Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.

5.2 Debt

5.2.1 Debt Ratings

The Company's debt ratings issued by Standard & Poor's, Dominion Bond Rating Service Limited and Moody's Investor Service are detailed below.

	Revolving Facility	Senior Secured Facility (Term B Loans)	Senior Notes [4]	Series 'A' Convertible Preferred Shares	Corporate Ratings
Standard & Poor's [1]	BB+	BB	BB	na	BB
Dominion Bond Rating Service Limited [2]	BB	BB (low)	BB (low)	Pfd-4	na
Moody's Investors Service [3]	Ba3	Ba3	na	na	Ba3

1 As at February 22, 2007

2 As at February 21, 2007

3 As at February 27, 2007

4 Senior Notes include the A and B notes, the Term Notes held with a U.S. life insurer and the Cascadia Notes. DBRS' rating of the Senior Notes excludes the Cascadia Notes.

Subsequent to the Company's announcement on February 21, 2007 regarding its proposed merger with James Richardson International Limited ("JRI"), both Dominion Bond Rating Service Limited and Moody's Investors Service affirmed their outlook as "developing" and Standard & Poor's changed its outlook to "positive" from "developing".

5.2.2 Short-term Debt

Short-term Debt *For the periods ending January 31 (in thousands)* *(Unaudited)*	*Three Months* 2007	*Three Months* 2006	*Better (Worse)*	*Trailing Twelve Months ended* 2007
Cash flow provided by (used in) operations	**$ (9,351)**	$ (15,318)	$ 5,967	**$ 90,314**
Increase in non-cash working capital	**(146,169)**	(75,688)	(70,481)	**(38,883)**
Working capital acquired	**2,110**	166	1,944	**10,692**
Other non-cash increases in working capital	**679**	-	679	**21,418**
	(152,731)	(90,840)	(61,891)	**83,541**
Net capital expenditures and investments	**(10,650)**	(18,155)	7,505	**(78,373)**
Financing activities				
Scheduled debt repayments, net of advances	**(9,209)**	(14,503)	5,294	**38,036**
Dividends paid	**(2,467)**	(2,464)	(3)	**(6,552)**
Deferred financing and other costs	**(1,024)**	(72)	(952)	**(10,046)**
Member and staff loan repayments, net	**(464)**	(341)	(123)	**(1,111)**
Share capital issued, net of issue costs	**215**	79	136	**620**
Cash on deposit	**(42,724)**	1,868	(44,592)	**(54,506)**
Currency translation adjustment	**(1)**	-	(1)	**(14)**
Uses of cash	**(219,055)**	(124,428)	(94,627)	**(28,405)**
Bank loans, beginning of the period	**(111,963)**	(178,185)	66,222	**(302,613)**
Bank loans, end of the period	**(331,018)**	(302,613)	(28,405)	**(331,018)**
Member and employee loans	**(21,178)**	(22,289)	1,111	**(21,178)**
Bank and other loans	**$ (352,196)**	$ (324,902)	$ (27,294)	**$ (352,196)**
Revolving Credit Facility:				
Outstanding letters of credit	**$ 37,392**	$ 46,878	$ 9,486	
Available uncommitted short-term revolving facility	**$ 187,044**	$ 109,117	$ 77,927	
Revolving facility	**$ 525,000**	$ 475,000	$ 50,000	

Bank loans of $331.0 million at January 31, 2007, which includes $17.0 million (2006 – $9.6 million) in borrowings of subsidiaries and joint ventures, were $28.4 million higher than a year earlier, as net uses of cash exceeded sources by $94.6 million.

Non-cash working capital increased $146.2 million over the quarter (2006 – increased $75.7 million) due to seasonal changes in working capital requirements compared to the prior year-end, offset by a $6.1 million improvement in cash flow used in operations (see "5.1.1 Cash Flow Used in Operations" on page 12). Net capital expenditures and investments decreased by $7.5 million, with the reduction in sustaining capital expenditures (net of proceeds) of $3.0 million and the $7.7 million decrease in other assets, offset by a $3.2 million increase in expenditures for new business acquisitions.

Under the terms of the Company's loan agreements, scheduled long-term debt repayments decreased by $5.3 million during the quarter. A $42.7 million increase in cash and cash equivalents is due mainly to the Company's $20 million deposit in respect of the finite layer of its integrated insurance program and an increase in cash held by its subsidiaries and joint ventures pending the settlement of trade credit obligations or the distribution of cash to the subsidiaries' shareholders and joint venture parties. Cash distributions from the Company's principal subsidiaries (those in which the Company has at least a 50% interest) occur at regular intervals and the Company maintains an active role in all decisions affecting cash distributions from these subsidiaries.

The Company's outstanding letters of credit at January 31, 2007 decreased by $9.5 million compared to January 31, 2006, due mainly to the reduction of credit security provided in support of the Company's grain volume insurance program and the release of credit security for electronic data interchange and other wire payments. The remaining outstanding letters of credit are issued in the normal course of business in support of debt related to the Company's interest in the Cascadia Terminal and trading activities on the Winnipeg Commodity Exchange.

The Company's available uncommitted short-term revolving facility (excluding debt of subsidiaries and joint ventures) at January 31, 2007 increased by $77.9 million to $187.0 million as a result of an increase in the Company's borrowing base by $81.0 million and a reduction of $9.5 million in outstanding letters of credit, offset by an increase in bank loans of $21.0 million. Based on the underlying borrowing base, $525 million was available on the short-term facility at January 31, 2007, compared to $444 million in the prior year.

Cash flow provided by operations of $90.3 million for the twelve months ended January 31, 2007 exceeded the $23.1 million invested in net capital expenditures, investments and other assets (excluding capital expenditures for acquisitions of $55.3 million which were financed primarily with long-term debt) by $67.2 million. Scheduled principal repayments on long-term debt and shareholder dividends totaled $43.8 million over the same period.

Management believes that cash flow from operations and the existing credit facilities will continue to provide the Company with sufficient financial resources to fund its expected working capital requirements, planned capital expenditure program, and financing and debt servicing requirements for the foreseeable future. This expectation is predicated on the Company's expectation of future commodity and crop input prices, the expected turnover of inventory and accounts receivable components of working capital, and the continued support of the Company's lending group (see "Forward-Looking Information", above). However, as a result of the replacement of its annual short-term facility with a three year committed facility in September, 2006, refinancing risk has been substantially addressed. In addition, the refinancing of the Company's long-term debt in September 2006 has also contributed to additional flexibility since the pricing and debt servicing requirements of the Company's existing Term B loan are more favourable than its previous Syndicated Term Loan.

5.3 *Off-Balance Sheet Obligations and Arrangements*

5.3.1 Pension Plan

At January 31, 2007, the market value of aggregate plan assets of the Company's various defined benefit plans exceeded the aggregate accrued benefit obligations. In 2006, the Office of the Superintendent of Financial Institutions ("OSFI") approved the Company's amalgamation application to combine two of the defined benefit plans, such that the new combined plan will be in a net surplus position. The Company has also applied to OSFI to amalgamate another defined benefit plan with a surplus of $10.1 million with a defined benefit plan with a deficit of $4.2 million, which would result in the Company having a second amalgamated defined benefit plan with an aggregate surplus. However, if OSFI were to decline the second amalgamation application, the Company may be required to fund a defined benefit plan deficit over a period of five to 15 years. The Company reported a deferred pension asset of $14.8 million in Other Assets at January 31, 2007. The Company made $74,000 in cash contributions to its defined benefit plans and $1.6 million in cash contributions to the defined contribution and multi-employer plans for the quarter ended January 31, 2007 (compared to the pension expense of $1.2 million recorded in the financial statements).

5.3.2 Agricore United Financial and Unifeed Financial

AU Financial provides working capital financing, through a Canadian Schedule I chartered bank, for producers to purchase the Company's crop nutrition products, crop protection products and seed. Outstanding credit of $199.5 million at January 31, 2007 advanced through AU Financial, decreased from outstanding credit of $218.6 million at the same date last year, as customers paid off the balances of their accounts at a faster rate than in the prior year. About 87% of outstanding credit is related to AU Financial's highest credit rating categories, a modest reduction compared to about 90% at the same date last year. The Company indemnifies the bank for 50% of future losses under AU Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio.

Unifeed Financial provides additional working capital financing, through a Canadian Schedule I chartered bank, for livestock producers to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock is sold. The customer base for Unifeed Financial tends to be smaller with individually larger average credit balances than AU Financial. Unifeed Financial approved $86 million (2006 - $54 million) in credit applications of which customers had drawn $46 million (2006 - $33 million) at January 31, 2007. The increase in credit compared to the prior year reflects the transition of customers from other credit programs previously provided by the Company as well as growth in the portfolio. The Company has indemnified the bank for aggregate credit losses of up to $10 million based on the first 20% to 33% of new credit issued on an individual account as well as for credit losses, shared on an equal basis, of up to 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding.

5.3.3 Securitization Arrangement

The Company has a securitization agreement with an independent trust, which permits the Company to sell, on an unlimited basis, an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with an agency contract between the Company and the CWB. Either party may cancel the securitization agreement on 60 days notice. In the event of cancellation, the Company would either seek to establish a new securitization or similar program or finance the amounts due from the CWB through the Company's revolving line of credit.

As at January 31, 2007, the Company had securitized $67.0 million of amounts it is entitled to receive in respect of CWB grain compared with $51.8 million at January 31, 2006. About $3.4 million of such receivables remained unsecuritized at January 31, 2007 compared with $4.8 million at January 31, 2006. The increase in securitized amounts at January 31, 2007 compared to the prior year reflects higher commodity prices and a change in the timing and level of CWB activity in the current quarter.

5.4 Market Capitalization

The market capitalization of the Company's 59,235,491 issued and outstanding Limited Voting Common Shares at February 26, 2007 was $880.2 million or $14.86 per share compared with the Company's book value of $9.80 per share[2] ($9.79 per share fully diluted) at January 31, 2007. The issued and outstanding Limited Voting Common Shares at February 26, 2007, together with securities convertible into Limited Voting Common Shares, are summarized in the following table.

As at February 26, 2007 *(Unaudited)*	
Issued and outstanding Limited Voting Common Shares	59,235,491
Securities convertible into Limited Voting Common Shares:	
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	1,104,369
Stock Options	957,776
	61,297,636

5.5 Financial Ratios

The Company's total funded debt (excluding the Debentures), net of cash, of $612.9 million at January 31, 2007 increased by $14.6 million compared to the same date last year due to dividends, financing expenses, sustaining investment in property, plant, equipment and other assets and increased non-cash working capital, offset by scheduled repayments of long-term debt as noted above under "3.3 Interest and Securitization Expenses". The Company's average funded debt, net of cash, was $497.7 million for the twelve months ended January 31, 2007 (2006 - $468 million) compared to $498 million for the twelve months ended October 31, 2006.

Financial Ratios *(in thousands - except percentages and ratios)* *(Unaudited)*	*As at January 31* **2007**	2006	*Better (Worse)*	*Trailing Twelve Months ended Jan 31* **2007**	2006	*Better (Worse)*
Funded debt (excluding the Debentures), net of cash	**$ 612,924**	$ 598,289	$ (14,635)	**$ 497,701**	$ 467,968	$ (29,733)
EBITDA				**$ 151,853**	$ 125,661	$ 26,192
Ratios						
Current Ratio	**1.23 x**	1.11 x	0.12 pt			
Net Funded Debt to Capitalization	**50.9%**	51.1%	0.2 pt	**45.6%**	44.4%	(1.2 pt)
Earnings based Ratios						
EBITDA to Fixed Charges				**1.37 x**	0.99 x	0.38 pt
Average Net Debt to TTM EBITDA				**3.28 x**	3.72 x	0.44 pt

The Company's leverage ratio (net funded debt to capitalization) fluctuates materially from month-to-month due to underlying seasonal variations in short-term debt used to finance working capital requirements, reflecting increased purchases of grain beginning in the fall and crop inputs inventory through the winter and early spring, as well as price volatility in the commodities handled, all of which cannot be financed entirely with trade credit. The Company's leverage ratio typically declines to its lowest quarterly level at July 31,

[2] *Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" convertible preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" convertible preferred shares, and the executive stock options had been fully converted.*

representing the Company's core non-seasonal level of working capital. Measured on an average trailing twelve-month basis, the Company's leverage ratio increased to 45.6% for the period ended January 31, 2007 from 44.4% for the twelve months ended January 31, 2006. The Company's leverage ratio of 45.6% at January 31, 2007 is modestly lower than the 45.8% reported for the twelve months ended October 31, 2006. Meanwhile, the Company's EBITDA to Fixed Charge ratio has improved steadily, increasing to 1.37 for the twelve months ended January 31, 2007, compared to 0.99 and 1.17 for the twelve months ended January 31, 2006 and October 31, 2006, respectively.


Net Funded Debt to Capitalization
Trailing Twelve Month ("TTM") Average
59.0%
53.0%
47.0%
41.0%
35.0%
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07


Net Funded Debt to Capitalization
55.0%
50.0%
45.0%
40.0%
35.0%
30.0%
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Average
Leverage (Net Debt/Capitalization

6. Outlook

In addition to other sections of the Company's report, this section contains forward-looking information and actual outcomes may differ materially from those expressed or implied therein. For more information, see "Forward-Looking Information" on page 3 of this report.

Statistics Canada estimated total western Canadian production of 50.2 million tonnes of the six major grains for the 2006 growing season. The grain industry typically ships about 65% of the grain produced during the most recent crop year over the course of the subsequent 12 months. Based on these averages, the primary grain elevator network would expect to take delivery of about 32.6 million tonnes in 2007. In addition, above-average carry-out of farm inventory stocks remain available for shipment in 2007. Actual shipments will remain dependent on a number of factors, including producer decisions to deliver their crops into the system, timely and effective execution by the railways of grain movement to port terminals and other North American destinations (including the timely resumption of shipments following the labour disruption with CN Rail), and the execution of the CWB marketing program in 2007.

The Company's grain market share for the 2007 fiscal year is expected to be higher than its 2006 market share, mainly as a result of the increase in Manitoba production in 2006. Statistics Canada estimated an improvement of production in Manitoba of about 66% in 2006 compared to the prior year and with the Company's substantial market share in Manitoba, this increase in production is expected to contribute favourably to the weighted market share for the company in 2007, bringing it closer to its long-term average.

With global grain inventories at a historical low, the CWB has indicated that its exports of wheat are expected to increase by about 2.5 million tonnes in the 2007 crop year. The trend to stronger wheat exports from Canada is expected to continue for a prolonged period based on current global production and consumption levels. In addition, the growing biofuel sector is increasing global demand for canola. With corresponding increases in commodity prices, Agriculture and Agri-Food Canada ("AAFC") is forecasting that the high carry-out stocks that existed at the beginning of the crop year will decline in 2007 and that canola exports for the current crop year should improve by 3%. Furthermore, AAFC is also projecting an increase in acres seeded to canola for 2007, which should have a complementary positive impact on the Company's canola seed

sales. Agricore United is Canada's largest exporter of canola and a significant retailer of canola seed products in western Canada.

Lower natural gas costs in the first quarter of 2007 have contributed to a reduction in the manufactured cost of the Company's nitrogen fertilizer products. Combined with an expectation of higher fertilizer prices in 2007, driven by both higher commodity prices and a tightening of supply to support increasing corn production in the U.S. for ethanol production, fertilizer margins in 2007 are expected to be substantively improved from the depressed levels experienced in 2006. Pre-sale bookings in CPS, which are not recorded in revenue until the products or services have been delivered to customers, have improved by about $41 million (44%) to $135 million at February 15, 2007, compared to about $94 million for the same time last year. Although these are positive indicators for the CPS segment, most of the potential earnings improvements are not expected to be realized until the third quarter of 2007, since more than 70 percent of the Company's CPS sales occur during this time period.

In the Company's livestock services segment, Hi-Pro's continuing contribution is expected to further improve operating results over the course of the fiscal period. While not necessarily indicative of future performance, the pro-forma trailing twelve month EBITDA to January 31, 2007, adjusted to give effect to the pre-acquisition EBITDA of Hi-Pro for the six and a half months to August 14, 2006, would add another $6 million of EBITDA to the livestock segment results.

The redemption of the Company's Debentures on January 10, 2007, coupled with the prior conversions of the Debentures, is expected to result in interest savings of approximately $7.9 million for the 2007 fiscal year. On an annualized basis, the Company will save interest of approximately $9.5 million per year.

On January 25, 2007, SaskPool issued a news release indicating that the offers for the Limited Voting Common Shares and Series A Convertible Preferred Shares of Agricore United would be revised. Subsequently, on February 8, 2007, the Board of Directors of the Company, upon the recommendation of the Special Committee (comprised of independent directors established by the Board), unanimously recommended that shareholders reject the revised SaskPool offers. The revised offers are scheduled to expire on March 7, 2007. Ongoing costs associated with the Company's response to this takeover bid cannot be estimated.

On February 21, 2007, the Company and James Richardson International Limited ("JRI") announced that they have agreed to combine their business operations. Under the proposal, the Company's shareholders would receive $6.50 in cash and 0.509 shares of the combined company for each Limited Voting Common Share and $24 in cash for each convertible preferred share. Pro forma EBITDA for the combined company, based on the trailing twelve months ended January 31, 2007 is about $226 million and synergies of about $62 million per year are expected to result from the combination. The Board of Directors of the Company has agreed to recommend that shareholders accept the offers from JRI. The offers are subject to certain conditions, including the tender of at least 75% of the outstanding Limited Voting Common Shares and the receipt of the necessary regulatory clearances.

Use of Non-GAAP Terms

Earnings before interest, taxes, depreciation and amortization, takeover bid response costs, gains or losses on asset disposals, loss on settlement of swap, discontinued operations net of tax and unusual items ("EBITDA") and earnings before interest, taxes, takeover bid response costs, gains or losses on asset disposals, loss on settlement of swap, discontinued operations net of tax and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. A reconciliation of such measures to net income is provided in the Consolidated Statements of Earnings, Note 4 to the Consolidated Financial Statements and in the table below. Certain items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or otherwise are not considered to be in the ordinary course of business. EBITDA and EBIT provide important management information concerning business segment performance since the Company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation to or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity.

Net funded debt is provided to assist investors and is used by management in assessing the Company's liquidity position and is used to monitor how much debt the Company has (excluding the convertible unsecured subordinated debentures) after taking into account the Company's liquid assets such as cash and cash equivalents. A reconciliation of the measures used to calculate net funded debt is provided in the table below. Such measure should not be considered in isolation of or as a substitute for current liabilities, short-term debt, or long-term debt as a measure of the Company's indebtedness.

Average net debt to EBITDA is provided to assist investors and is used by management in order to assess the Company's liquidity position and monitor the Company's debt obligations relative to its annualized EBITDA. Average net debt is calculated by dividing the average net debt as at such date by the EBITDA for the trailing twelve month period ending on such date. Average net debt as at such dates is calculated by taking the sum of the net funded debt (calculated as noted above) as at the end of each month during the twelve months ending on such date and dividing it by 12. Net funded debt to capitalization is provided to assist investors and is used by management to determine the Company's leverage. The measure is applied net of cash and cash equivalents, as the Company has the ability and may elect to use a portion of cash and cash equivalents to retire debt or to incur additional expenditures without increasing debt. EBITDA to fixed charges is provided to assist investors and is used by management in order to determine the ability of the Company to service its committed sustaining capital needs and financial obligations from EBITDA. A reconciliation of each of these measures is provided in the table below.

Such measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Non-GAAP Terms, Reconciliations and Calculations
(in thousands - except percentages and ratios)
(Unaudited)

	2007	2006	Better (Worse)
For the trailing twelve months ending January 31:			
Gross profit and net revenue from services	$ 485,516	$ 458,929	5.8%
Operating, general and administrative expenses	(333,663)	(333,268)	(0.1%)
EBITDA	$ 151,853	$ 125,661	20.8%
Depreciation and amortization	(58,570)	(59,325)	1.3%
EBIT	$ 93,283	$ 66,336	40.6%
For the period ended January 31:			
Bank and other loans	$ 352,196	$ 324,902	(8.4%)
Current portion of long-term debt	19,746	43,709	54.8%
Long-term Debt	330,228	264,400	(24.9%)
Cash and cash equivalents	(89,246)	(34,722)	157.0%
Net Funded Debt	$ 612,924	$ 598,289	(2.4%)
Average Net Debt (Monthly Net Funded Debt/12)	$ 497,701	$ 467,968	(6.4%)
Average Net Debt to EBITDA	3.28 x	3.72 x	0.44 pt
Net Funded Debt	$ 612,924	$ 598,289	(2.4%)
Convertible Debentures	-	105,000	100.0%
Shareholders' Equity	591,524	468,422	(26.3%)
Capitalization	$ 1,204,448	$ 1,171,711	(2.8%)
Net Funded Debt/Capitalization	50.9%	51.1%	0.2 pt
Property, plant and equipment expenditures	$ 19,427	$ 31,023	37.4%
Proceeds from disposal of property, plant and equipment	(6,210)	(4,226)	46.9%
Scheduled Long-Term Debt Repayments	37,249	39,382	5.4%
Interest and securitization expenses	54,089	50,216	(7.7%)
Non-cash interest expense (Note 9)	(854)	-	-
Dividends paid	6,552	6,708	2.3%
Current income taxes	896	3,249	72.4%
Fixed Charges	$ 111,149	$ 126,352	12.0%
EBITDA to Fixed Charges (EBITDA/Fixed Charges)	1.37	0.99	0.38 pt

Consolidated Balance Sheets

As at January 31 (in thousands)	**2007** *(Unaudited)*	2006 *(Unaudited)*	October 31, 2006
ASSETS			
Current Assets			
Cash and cash equivalents	**$ 89,246**	$ 34,722	$ 46,493
Accounts receivable (Note 5)	**191,322**	155,627	188,760
Inventories	**568,026**	515,413	407,457
Prepaid expenses	**17,333**	20,969	10,884
Future income taxes	**21,359**	17,694	23,333
	887,286	744,425	676,927
Property, Plant and Equipment	**652,824**	651,403	658,674
Other Assets	**69,475**	84,725	68,823
Goodwill	**33,858**	21,189	32,812
Intangible Assets	**19,316**	16,593	19,316
Future Income Taxes	**13,991**	25,665	4,554
	$ 1,676,750	$ 1,544,000	$ 1,461,106
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank and other loans	**$ 352,196**	$ 324,902	$ 133,605
Accounts payable and accrued expenses	**344,100**	298,311	320,689
Dividends payable	**2,044**	1,361	2,467
Current portion of long-term debt	**19,746**	43,709	21,932
Future income taxes	**1,417**	1,922	8
	719,503	670,205	478,701
Long-term Debt	**330,228**	264,400	334,301
Convertible Debentures (Note 10)	**-**	105,000	105,000
Other Long-term Liabilities	**33,818**	35,322	33,639
Future Income Taxes	**1,677**	651	4,862
Shareholders' Equity			
Share capital (Note 6)	**566,052**	460,402	460,807
Contributed surplus	**2,151**	1,812	2,037
Accumulated other comprehensive income (loss)	**(987)**	-	(421)
Retained earnings	**24,308**	6,208	42,180
	591,524	468,422	504,603
	$ 1,676,750	$ 1,544,000	$ 1,461,106

Consolidated Statements of Earnings

For the periods ended January 31 (in thousands, except per share amounts) *(Unaudited)*	Three Months 2007	2006
Sales and revenue from services (Note 4)	**$ 709,748**	$ 544,385
Gross profit and net revenue from services (Note 4)	**90,957**	79,600
Operating, general and administrative expenses (Note 4)	**(82,608)**	(82,468)
Earnings (losses) before the undernoted (Note 4)	**8,349**	(2,868)
Depreciation and amortization (Note 4)	**(14,017)**	(14,142)
	(5,668)	(17,010)
Takeover bid response costs (Note 11)	**(2,825)**	-
Gain (loss) on disposal of assets	**504**	(442)
Interest and securitization expenses	**(14,563)**	(13,287)
	(22,552)	(30,739)
Recovery of (provision for) income taxes		
Current portion	**(1,164)**	(475)
Future portion	**8,800**	10,616
Loss for the period	**$ (14,916)**	$ (20,598)
Basic and diluted loss per share (Note 1)	**$ (0.30)**	$ (0.46)

Consolidated Statements of Shareholders' Equity

(in thousands) *(Unaudited)*	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
As at October 31, 2005	$ 460,323	$ 1,593	$ -	$ 28,167	$ 490,083
Share capital issued	79	-	-	-	79
Stock-based compensation	-	219	-	-	219
Dividends declared	-	-	-	(1,361)	(1,361)
Loss for the period	-	-	-	(20,598)	(20,598)
As at January 31, 2006	460,402	1,812	-	6,208	468,422
Share capital issued	405	-	-	-	405
Stock-based compensation	-	225	-	-	225
Currency translation loss	-	-	(421)	-	(421)
Dividends declared	-	-	-	(5,191)	(5,191)
Net earnings for the period	-	-	-	41,163	41,163
As at October 31, 2006	460,807	2,037	(421)	42,180	504,603
Share capital issued	**105,245**	**(30)**	**-**	**-**	**105,215**
Stock-based compensation	**-**	**144**	**-**	**-**	**144**
Accounting policy change (Note 9)	**-**	**-**	**(1,084)**	**(912)**	**(1,996)**
Other comprehensive income					
Currency translation gain	**-**	**-**	**215**	**-**	**215**
Cash flow hedge gain	**-**	**-**	**303**	**-**	**303**
Dividends declared	**-**	**-**	**-**	**(2,044)**	**(2,044)**
Loss for the period	**-**	**-**	**-**	**(14,916)**	**(14,916)**
As at January 31, 2007	**$ 566,052**	**$ 2,151**	**$ (987)**	**$ 24,308**	**$ 591,524**

For the period ended January 31, 2007 comprehensive income is a loss of $15,482,000, comprised of the loss for the period of $14,916,000, and the reduction in accumulated other comprehensive income of $566,000.

The total of retained earnings and accumulated other comprehensive income (loss) is $23,321,000.

Consolidated Statements of Cash Flows

For the periods ended January 31 (in thousands) *(Unaudited)*	Three Months 2007	Three Months 2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Loss for the period	**$ (14,916)**	$ (20,598)
Adjustments for:		
Depreciation and amortization	**14,017**	14,142
Non-cash interest expense (Note 9)	**854**	-
Employee future benefits	**(357)**	(448)
Future income taxes	**(8,808)**	(10,616)
Equity loss from investments, net of distributions	**95**	1,377
Stock-based compensation	**144**	219
Loss (gain) on disposal of assets	**(504)**	442
Other long-term liabilities	**124**	164
Cash flow used in operations	**(9,351)**	(15,318)
Changes in non-cash working capital	**(143,380)**	(75,522)
	(152,731)	(90,840)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Business acquisitions, net of cash acquired (Note 8)	**(4,850)**	(1,694)
Property, plant and equipment expenditures	**(3,621)**	(5,288)
Proceeds from disposal of property, plant and equipment	**1,425**	134
Increase in other assets	**(3,604)**	(11,307)
	(10,650)	(18,155)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in bank and other loans	**218,590**	124,087
Proceeds from long-term debt	**2,850**	25
Long-term debt repayments	**(12,059)**	(14,528)
Deferred financing expenditures	**(298)**	(5)
Decrease in other long-term liabilities	**(726)**	(67)
Share capital issued	**215**	79
Dividends paid	**(2,467)**	(2,464)
	206,105	107,127
CHANGE IN CASH AND CASH EQUIVALENTS	**42,724**	(1,868)
Cash and cash equivalents at beginning of period	**46,493**	36,590
Cash impact on currency translation account	**29**	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 89,246**	$ 34,722
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION		
Cash payments of interest	**$ (17,298)**	$ (14,972)
Cash payments of taxes	**$ (934)**	$ (2,892)

Notes to the Consolidated Financial Statements

(Unaudited)

1. Earnings Per Share

For the three months ended January 31	2007			2006		
(in thousands, except per share amounts - unaudited)	**Amount**	**Shares**	**Per Share**	Amount	Shares	Per Share
Loss for the period	**$ (14,916)**			$ (20,598)		
Less:						
Preferred share dividend	**(276)**			(276)		
Basic and diluted loss per share	**$ (15,192)**	**49,967**	**$ (0.30)**	$ (20,874)	45,372	$ (0.46)

Basic earnings per share is derived by deducting the pro rata share of annual dividends on preferred shares from earnings for the period and dividing this total by the weighted average number of Limited Voting Common Shares outstanding for the period. The effect of potentially dilutive securities (preferred shares, convertible unsecured subordinated debentures and "in-the-money" executive stock options) were excluded as the result would be anti-dilutive. In addition, executive stock options with exercise prices in excess of the average trading value of shares in the respective periods have been excluded from the calculation of diluted loss per share.

2. Accounting Principles

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the October 31, 2006 annual consolidated financial statements except as described in Note 9. All amounts are reported in Canadian dollars unless specifically stated to the contrary. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended October 31, 2006.

3. Seasonal Nature of Business

The Company's earnings follow the seasonal activity pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Sales of Crop Production Services products (seed, crop nutrients and crop protection products) peak during May through July, corresponding with the start of the growing season, followed by increased levels of crop nutrient sales in the late fall. Although relatively steady throughout the year, Livestock Services feed sales tend to peak during the winter months as feed consumption increases. Financial Markets agency fees follow the related pattern of sales of the underlying activity of either Crop Production Services or Livestock Services. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.

4. Segment Information

For the periods ended January 31 (in thousands) *(Unaudited)*	*Three Months* 2007	2006
SALES AND REVENUE FROM SERVICES		
Grain Handling	**$ 540,395**	$ 426,703
Crop Production Services	**54,826**	52,688
Livestock Services	**121,972**	71,312
Financial Markets	**2,500**	2,426
	719,693	553,129
Less: Intersegment Sales*	**(9,945)**	(8,744)
	$ 709,748	$ 544,385
GROSS PROFIT AND NET REVENUE FROM SERVICES		
Grain Handling	**$ 58,736**	$ 54,382
Crop Production Services	**8,895**	8,300
Livestock Services	**20,826**	14,492
Financial Markets	**2,500**	2,426
	$ 90,957	$ 79,600
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES		
Grain Handling	**$ (35,812)**	$ (39,013)
Crop Production Services	**(22,516)**	(24,040)
Livestock Services	**(13,314)**	(9,156)
Financial Markets	**(1,134)**	(1,525)
Corporate	**(9,832)**	(8,734)
	$ (82,608)	$ (82,468)
EBITDA		
Grain Handling	**$ 22,924**	$ 15,369
Crop Production Services	**(13,621)**	(15,740)
Livestock Services	**7,512**	5,336
Financial Markets	**1,366**	901
Corporate	**(9,832)**	(8,734)
	$ 8,349	$ (2,868)
DEPRECIATION AND AMORTIZATION		
Grain Handling	**$ (6,806)**	$ (6,733)
Crop Production Services	**(4,382)**	(4,805)
Livestock Services	**(1,670)**	(988)
Financial Markets	**(166)**	(92)
Corporate	**(993)**	(1,524)
	$ (14,017)	$ (14,142)
EBIT		
Grain Handling	**$ 16,118**	$ 8,636
Crop Production Services	**(18,003)**	(20,545)
Livestock Services	**5,842**	4,348
Financial Markets	**1,200**	809
Corporate	**(10,825)**	(10,258)
	$ (5,668)	$ (17,010)
*INTERSEGMENT SALES		
Grain Handling	**$ (9,907)**	$ (8,744)
Crop Production Services	**(38)**	-
	$ (9,945)	$ (8,744)

5. Securitization

At January 31, 2007, grain held for the account of the Canadian Wheat Board is reported net of securitized amounts of $67.0 million (2006 - $51.8 million). The table below summarizes certain cash flows related to the transfer of receivables during the period:

As at January 31, 2007 (in thousands) *(Unaudited)*	
Proceeds from new securitizations	$ 63,500
Proceeds from collections reinvested	$ 3,503

The net cost of these transactions is included in interest and securitization expenses in the Consolidated Statements of Earnings.

6. Share Capital

The table below summarizes the issued and outstanding Limited Voting Common Shares and securities convertible into Limited Voting Common Shares:

As at January 31 *(Unaudited)*	**2007**	2006
Issued and outstanding Limited Voting Common Shares	**59,228,510**	45,372,620
Securities convertible into Limited Voting Common Shares:		
Series A Convertible Preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,104,369**	1,104,369
Stock options	**957,776**	1,057,586
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount (Note 10)	-	14,000,000
	61,290,655	61,534,575

As at January 31, 2007, the Company had reserved 270,613 Limited Voting Common Shares (2006 – 178,047) for granting under the Executive Stock Option Plan and 62,952 Limited Voting Common Shares (2006 – 89,117) for granting under the Directors' Share Compensation Plan.

Stock options outstanding at January 31, 2007 have a range of exercise prices from $7.10 to $11.50 and a weighted average life of 6.14 years.

For the three months ended January 31, 2007 *(Unaudited)*	**Number of Options**	**Weighted Average Exercise Price**
Outstanding at the beginning of the period	1,047,140	$ 9.15
Exercised	(7,244)	9.70
Expired	(82,120)	-
Outstanding at end of period	957,776	$ 9.05
Exercisable at end of period	725,384	$ 9.42

7. Commitments, Contingencies and Guarantees

a) ***Letters of Credit*** – The Company has provided banking letters of credit to third parties for activities that are inherent in the nature of the agriculture industry. The terms range in duration and expire at various dates from February 2007 to November 2007. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. As at January 31, 2007, the outstanding letters of credit were $37.4 million (2006 - $46.9 million).

b) ***Indemnification of Accounts Receivable*** – Under the terms of an agreement with a Canadian Schedule I chartered bank (as described in Note 4 of the October 31, 2006 annual consolidated financial statements), the Company indemnifies the bank for 50% of future losses under Agricore United Financial ("AU Financial") to a maximum limit of five percent of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at January 31, 2007, the Company has provided $4.8 million (2006 - $4.5 million) for actual and expected future losses.

   Under the terms of an agreement with a Canadian Schedule I chartered bank (as described in Note 4 of the October 31, 2006 annual consolidated financial statements), the Company indemnifies the bank for credit losses under Unifeed Financial based on the first 20% to 33% of new credit issued on an individual account, dependant on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to five percent on the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of the underlying accounts and the aggregate credit outstanding. As at January 31, 2007, the Company has provided $469,000 (2006 - $327,000) for actual and expected future losses.

c) ***Loan Guarantees*** – The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at January 31, 2007, the current outstanding balance of these guarantees was $3.3 million (2006 - $3.7 million). These guarantees reduce as the underlying loans are repaid and expire between 2009 and 2014.

d) ***Contingent Liabilities Arising from a Change of Control*** – Upon a change of control of Agricore United (Note 12), the Company is required to make an offer to purchase all of the outstanding Term Notes, Series A Notes and Series B Notes at the greater of (a) the principal amount outstanding plus accrued and unpaid interest to the date of redemption and (b) the amount obtained by discounting all remaining scheduled payments with respect to the principal amount of the notes being redeemed from their respective scheduled due dates to the redemption date at a discount factor equal to 0.50% plus the yield to maturity of Government of Canada bonds with equivalent terms. Although the occurrence of the confirming event is not determinable, if a change of control occurred as of the date hereof and all noteholders accepted the Company's offer to redeem such notes, the Company estimates that the aggregate amount payable to complete such redemption would represent about $33 million over the aggregate principal amount of the outstanding notes.

   The Company is contingently liable under retention agreements with certain executives and employees for payment of termination benefits if there is a change of control (Note 12) and termination for reasons other than cause, as defined in the agreements, within a specified period. The occurrence of the confirming events is not determinable.

   The Company, its subsidiaries and other entities in which it owns an interest are parties to various financing and operational contracts, some of which may provide a right of termination or other remedy in favour of third parties upon occurrence of a change of control (Note 12). The occurrence of the confirming event is not determinable and the Company is unable to fully ascertain the potential impact of any business combination on such contracts.

8. Business Acquisitions

Effective December 18, 2006, the Company purchased the operating assets of Green Acres Fertilizer Service (Major) Inc., Green Acres Chemicals Ltd. and Kerrobert Agro Services Ltd. The results of operation of these businesses are included in the consolidated financial statements from the date of acquisition. As the asset purchases have recently been completed, the purchase price allocation between goodwill and intangible assets will be finalized in a subsequent period. The transactions are summarized as follows:

For the three months ended January 31, 2007 (in thousands)
(Unaudited)

Net assets acquired:		
Accounts receivable	$	1,227
Inventories		883
Property, plant & equipment		2,387
Goodwill and intangibles		353
Cash consideration	$	4,850

9. Accounting Policy Changes

Financial Instruments/ Hedges/ Comprehensive Income - Effective November 1, 2006, the Company adopted Canadian Institute of Chartered Accountants *Section 3855,* Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; Section 3865, Hedges; and Section 1530, Comprehensive Income.

These changes in accounting policy were applied retroactively without restatement of comparative financial statements, with the exception of the reclassification of the currency translation account of $421,000 to accumulated other comprehensive income. As at November 1, 2006, the Company has recorded adjustments, net of tax, to retained earnings and accumulated other comprehensive income of $912,000 and $1,084,000, respectively. The Company reports comprehensive income and its components, net of tax, in the Statements of Shareholders' Equity.

a) ***Significant Accounting Policies*** - The Company initially recognizes all financial assets, financial liabilities and derivatives on the balance sheet at fair value. Subsequent to initial recognition, financial instruments are measured at fair value, amortized cost or cost depending on the financial instrument classification.

   Financial and non-financial derivative instruments are used by the Company to reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices. In the normal course, the Company does not hold or issue derivative financial instruments for derivative trading purposes. Any change in value of derivatives that do not qualify for hedge accounting is reported in earnings.

   The Company has a cross currency interest rate swap designated as a fair value hedge and an interest rate swap designated as a cash flow hedge that qualify for hedge accounting and as such, the swaps are documented and subjected to an effectiveness test on a quarterly basis. To the extent that the hedging relationship is effective, a gain or loss arising from the hedged risk in a fair value hedge adjusts the carrying value of the hedged item and is reflected in earnings, offset by a change in the fair value of the underlying derivative. A gain or loss arising from the hedged risk in a cash flow hedge, to the extent that the hedging relationship is effective, is deferred and included in other comprehensive income until such time as the hedged item affects earnings. Any ineffective portion of the gain or loss on the hedging item is recognized immediately in earnings.

   Transaction costs, defined as incremental costs directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, adjust the carrying amount of the underlying instrument. These

costs are amortized over the instrument's remaining expected life using the effective interest rate method and are included in interest and securitization expenses.

b) ***Financial Instruments*** - The following table presents the carrying amount and the fair value of the Company's financial instruments and non-financial derivatives. Amortized cost is calculated using the effective interest rate method. Fair value is based on quoted market prices when available. However, when financial instruments lack an available trading market, fair value is determined using management's estimates and is calculated using market factors for instruments with similar characteristics and risk profiles. These amounts represent point-in-time estimates and may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of significant judgment.

As at January 31, 2007 (in thousands) *(Unaudited)*	Assets (Liabilities) Carried at Cost/Amortized Cost		Assets (Liabilities) Carried at Fair Value
	Carrying Value	Fair Value	Carrying Value
Cash and Cash Equivalents	$ 87,365	$ 87,365	
Foreign Exchange Contracts			$ 1,881
Accounts Receivable	191,322	191,322	
Other Assets			
Long-term receivables	10,508	10,508	
Trade investments*	3,123	3,123	
Fair value hedging derivative			5,035
Bank and Other Loans	(352,196)	(352,196)	
Accounts Payable and Accrued Expenses	(356,428)	(356,428)	
Commodity Contracts and Exchange-traded Derivatives			12,328
Dividends Payable	(2,044)	(2,044)	
Current Portion of Long-term Debt	(19,746)	(19,746)	
Long-term Debt	(330,228)	(347,137)	
Other Long-term Liabilities			
Cash flow hedging derivative			(781)

** Excludes equity-accounted investments*

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments:

- The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity. These include cash and cash equivalents, accounts receivable, bank and other loans, accounts payable and accrued expenses, dividends payable and the current portion of long-term debt.
- The fair value of long-term receivables is estimated by discounting the expected future cash flows at market interest rates for loans with similar credit risk.
- Trade investments are carried at cost as fair value cannot be reliably measured due to the lack of an active trading market.
- The fair value of long-term debt with fixed interest rates is estimated by discounting the expected future cash flows using the risk free interest rate on an instrument with similar terms adjusted for an appropriate risk premium for the Company's credit profile. Long-term debt with a variable interest rate is carried at cost which reflects fair value as the interest rate is the market rate available to the Company.
- Foreign exchange contracts, commodity contracts and exchange-traded derivatives are valued based on closing market quotations. The fair value of other derivatives is determined using a valuation model that incorporates current market and contractual prices of the underlying instruments, discounted future cash flows, yield curves and volatility factors.

The Company manages risk and risk exposures through a combination of insurance, derivative financial instruments, a system of internal and disclosure controls and sound operating practices. The Company manages interest rate risk and currency risk on borrowings by using a combination of cash instruments, futures, options, forward rate agreements and a mixture of fixed and floating rates. The Company manages exposure to potential credit risk in respect of trade receivables through ongoing credit reviews of all significant contracts and analysis of payment and loss history. The absence of significant financial concentration of such receivables limits its exposure to credit risk. Credit risk exposure is also limited through an arrangement with a Canadian Schedule I chartered bank which provides for limited recourse to the Company for credit losses on accounts receivable under AU Financial and Unifeed Financial.

10. Convertible Unsecured Subordinated Debentures

On November 30, 2006, the Company announced its intention to redeem the 9% convertible unsecured subordinated debentures ("Debentures") on January 10, 2007, prior to which securityholders retained the right to voluntarily convert the Debentures in exchange for Limited Voting Common Shares. Following the conversion and redemption of the Debentures on January 10, 2007, the Debentures were de-listed from the Toronto Stock Exchange. The Company issued 13,780,758 Limited Voting Common Shares in exchange for $105 million principal amount of Debentures and paid $801,000 of accrued interest in cash for the period from November 30, 2006 to the date of voluntary conversion or redemption, as applicable.

11. Takeover Bid Response Costs

For the three months ended January 31, 2007, the Company incurred $2.8 million in financial, legal and shareholder communication costs related to the unsolicited offers to purchase the Company's outstanding Limited Voting Common Shares and Series A Convertible Preferred shares (Note 12 a)).

12. Subsequent Events

a) ***Unsolicited Offers to Purchase Shares*** – On November 7, 2006, Saskatchewan Wheat Pool Inc. ("SaskPool") announced its intention to make an unsolicited non-cash offer to exchange all of the Company's outstanding Limited Voting Common Shares and 9% convertible unsecured subordinated debentures (excluding debentures held by residents of the United States of America) for shares of SaskPool and an offer to purchase Series A Convertible Preferred shares for $24 cash per share. On November 9, 2006, the Board of Directors of the Company appointed a Special Committee of independent directors to evaluate the SaskPool offers. On December 12, 2006, the Board of Directors of the Company, upon recommendation of the Special Committee, unanimously recommended that securityholders reject the SaskPool offers which were then scheduled to expire on January 24, 2007.

On January 23, 2007, SaskPool announced its intention to extend the expiry of its offers to March 7, 2007.

On January 25, 2007, SaskPool announced its offer for the Limited Voting Common Shares would be revised to include a cash component. On February 8, 2007, the Board of Directors of the Company, upon recommendation of the Special Committee, recommended shareholders reject the SaskPool offers.

b) ***Business Combination with James Richardson International Limited*** – On February 21, 2007, the Company and James Richardson International Limited ("JRI") announced an agreement to combine business operations to create a new publicly traded company. Under the JRI offers, the Company's shareholders would receive $6.50 in cash and 0.509 shares of the newly formed company for each Limited Voting Common Share and $24 in cash for each Series A Convertible Preferred share. The Board of Directors of the Company has agreed to recommend that shareholders accept the JRI offers.

13. Future Accounting Policy Changes

The Accounting Standards Board of the CICA recently issued Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation, all applicable for annual or interim periods beginning on or after October 31, 2007. Section 1535 introduces new disclosure requirements surrounding an entity's objectives, policies and processes for managing capital. Sections 3862 and 3863 build on Section 3861 and provide presentation and disclosure requirements for financial instruments. The Company will adopt the new sections on November 1, 2007.

14. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current period presentation.

Supplementary Shareholder Information

For the periods ended January 31
(Unaudited)

Trading Activity *(on Toronto Stock Exchange)*	Three Months 2007	2006
Limited Voting Common Shares *(Symbol: AU.LV)*		
High	**$ 12.35**	$ 8.95
Low	**$ 8.08**	$ 6.40
Close	**$ 12.19**	$ 8.84
Volume	**9,861,937**	4,086,190
Series A Preferred shares *(Symbol: AU.PR.A)*		
High	**$ 23.00**	$ 16.20
Low	**$ 15.70**	$ 14.75
Close	**$ 20.50**	$ 15.10
Volume	**56,198**	8,360
9% convertible unsecured subordinated debentures *(Symbol: AU.DB)*		
High (per $100 principal)	**$ 162.00**	$ 120.95
Low (per $100 principal)	**$ 125.00**	$ 102.01
Close (per $100 principal)	**$ - ***	$ 120.95
Volume	**2,828,000**	1,776,000

As at January 31
(Unaudited)

Book value per share	**$ 9.80**	$ 10.08
Fully diluted book value per share	**$ 9.79**	$ 9.47

* *Following the conversion and redemption of the Debentures on January 10, 2007, the Debentures were de-listed from the Toronto Stock Exchange*

Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series A Preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the Debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series A Preferred shares, executive stock options and the Debentures had been fully converted.

END